UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 1.9: Purchase Agreement relating to $1,250,000,000 Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes of 2020 of Deutsche Bank Aktiengesellschaft, dated February 14, 2020, among Deutsche Bank Aktiengesellschaft, Deutsche Bank Securities Inc., as lead underwriter, and the other managers named therein.

Exhibit 4.9(g): Fourth Supplemental Capital Securities Indenture, dated as of February 14, 2020, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, London Branch, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Calculation Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.9(h): Fifth Supplemental Capital Securities Indenture, dated as of February 14, 2020, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, London Branch, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Calculation Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.9(i): Form of Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes of 2020 of Deutsche Bank Aktiengesellschaft (included in Exhibit 4.9(h)).

Exhibit 5.4: Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 5.5: Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our

2018 Annual Report on Form 20-F dated March 22, 2019 filed with the SEC, on pages 11 through 43 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 14, 2020

Deutsche Bank Aktiengesellschaft

By:	/s/ Jonathan Blake

Name: Jonathan Blake
Title: Managing Director

By:	/s/ Thomas A. Rueckert

Name: Thomas A. Rueckert
Title: Vice President

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